Exhibit 99.3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

LNG Sales & Purchase Agreement signed with Nigeria LNG

Paris, September 18, 2003 –Total announces that its wholly owned subsidiary Total Gas & Power Ltd (TGP), and Nigeria LNG Ltd (NLNG) signed yesterday in London a sales and purchase agreement relating to the supply of 1.2 billion cubic metres per year of liquefied natural gas produced at the Bonny LNG plant. The LNG deliveries will start in 2007 for a duration of 20 years.

“This agreement marks an important step in developing Total’s downstream LNG activities in the Atlantic Basin,” said Yves-Louis Darricarrere President of Total Gas and Power.

Through TGP, the gas and electricity trading and marketing arm of Total, the LNG will be distributed to various gas markets in Europe and North America.

With three trains in operation, two trains under construction and one additional train under development, the Bonny liquefaction plant operated by NLNG is set to become one of the world’s largest LNG plant. Total holds a 15% stake in NLNG.

Total, already active in the fast growing spot LNG trade, intends to support the future growth of its LNG activities by continuing to expand its own portfolio of LNG sources and outlets.

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Total is the fourth largest oil and gas company in the world with operations in more than 120 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,000 employees worldwide. More information can be found on the company’s website: www.total.com